Exhibit 1A(12)

               DESCRIPTION OF THE PRUDENTIAL'S ISSUANCE, TRANSFER
                          AND REDEMPTION PROCEDURES FOR
                          CUSTOM VAL LIFE INSURANCE CONTRACTS
                      PURSUANT TO RULE 6e-3(T)(b)(12)(iii)

                                       and

                       METHOD OF COMPUTING ADJUSTMENTS IN
                    PAYMENTS AND CASH SURRENDER VALUES UPON
                      CONVERSION TO FIXED BENEFIT POLICIES
                     PURSUANT TO RULE 6e-3(T)(b)(13)(v)(B)

     This document sets forth the administrative procedures that will be followed by The Prudential Insurance Company of America ("The Prudential") in connection with the issuance of its Custom VAL life insurance contract ("Contract"), the transfer of assets held thereunder, and the redemption by contract owners of their interests in said Contracts. The document also explains the method that The Prudential will follow in making a cash adjustment when a Contract is exchanged for a fixed benefit insurance policy pursuant to Rule 6e-3(T)(b)(13)(v)(B).

I. PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF THE CONTRACTS

     A. PREMIUM SCHEDULES AND UNDERWRITING STANDARDS

     Premiums for the Contract will not be the same for all owners. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each owner pays a premium commensurate with the Insured's mortality risk as actuarially determined utilizing factors such as age, sex (in


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most cases), smoking status, health, occupation and, for this contract, whether a relatively low initial premium or a relatively high initial premium is chosen by the owner. A uniform premium schedule for all Insureds would discriminate unfairly in favor of those Insureds representing greater risks. However, for a given face amount of insurance, Contracts issued on insureds in a given risk classification will provide for the same range of premium schedules.

     The underwriting standards and premium processing practices followed by The Prudential are similar to those followed in connection with the offer and sale of fixed-benefit life insurance, modified where necessary to meet the requirements of the federal securities laws.

     B. APPLICATION AND INITIAL PREMIUM PROCESSING

     Upon receipt of a completed application form from a prospective owner, The Prudential will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed Insured is insurable. This will involve evaluation of the answers to the questions on the application and a medical or tara medical examination. The Prudential may also require further information to be provided by the proposed Insured before a determination can be made. A Contract cannot be issued, i.e., physically issued through The Prudential's computerized issue system, until this underwriting procedure has been completed.


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     These processing procedures are designed to provide immediate benefits to every prospective owner who pays the initial scheduled premium (or a greater amount) at the time the application is submitted, without diluting any benefit payable to any existing owner. Although a Contract cannot be issued until after the underwriting process has been completed, such a proposed Insured will receive immediate insurance coverage for the face amount of the Contract, if he or she proves to be insurable and the owner has paid at least the initial scheduled premium.

     The Contract Date marks the date on which benefits begin to vary in accordance with the investment performance of the selected investment option(s). It is also the date as of which the insurance age of the proposed Insured is determined. It represents the first day of the Contract year and therefore determines the Contract anniversary and also the Monthly Dates. It also represents the commencement of the suicide and contestable periods for purposes of the Contract.

     If the initial scheduled premium is paid with the application, the Contract Date will ordinarily be the date on which Part 2 of the application (the medical report) is completed. If an unusual delay is encountered (for example, if a request for further information is not met promptly), the Contract Date will be 21 days prior to the date on which the Contract is physically issued.


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     If the first scheduled premium is not paid with the application, the
Contract Date will be the Contract Date stated in the Contract, which will generally be about 3 days after the date of physical issue (to permit time for delivery), provided the Owner pays the necessary scheduled premium.

     There are two principal variations from the foregoing procedure. First, if the owner wishes permanent insurance protection and variability of benefits to commence at a future date, he or she can designate that date and purchase term insurance in a fixed amount for the intervening period. The maximum length of initial term insurance available is eleven months.

     Second, if permitted by the insurance laws of the state in which the Contract is issued, the Contract may be backdated up to six months, provided that all past due scheduled premiums are paid with the application and that the backdating results in a lower insurance age for the Insured. The values under the Contract and the amount(s) deposited into the selected investment option(s) will be calculated upon the assumptions that the Contract had been issued on the Contract Date and all scheduled premiums had been received on their due dates. If the initial premium paid is in excess of the aggregate of the scheduled premiums due since. the Contract Date, the excess (after the front-end deductions) will be credited to the Contract and placed in the selected investment option(s) on the date of receipt.

     The Prudential will transfer the appropriate amounts to the selected investment option(s) on the date the Contract is approved unless, as noted above, the owner selects a period of


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preliminary term insurance in which case the invested portion of the first scheduled premium will be transferred to the selected investment option(s) on the Contract Date. The variable benefits under all Contracts will be calculated on the assumption that the invested portion of the first scheduled premium was transferred to the selected investment option(s) on the Contract Date. Any portion of the first premium payment in excess of the first scheduled premium will be credited (after the front-end deductions) as of the date of receipt. If the first premium is received before the Contract Date, the entire invested portion will be credited as of the Contract Date.

     C. PREMIUM PROCESSING

     Whenever a premium after the first is received, unless the Contract is in default past its days of grace, The Prudential will subtract the front-end deductions. What is left will be invested in the selected investment option(s) on the date received (or, if that is not a business day, on the next business day). There is an exception if the Contract is in default within its days of grace. Then, to the extent necessary to end the default, premiums will be credited as of the date of the default or the Monthly Date after default, and premiums greater than this amount will be credited when received.

     D. REINSTATEMENT

     The Contract may be reinstated within five years after default (this period will be longer if required by state law) unless the Contract has been surrendered for its cash surrender value. A Contract will be reinstated upon receipt by The


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Prudential of a written application for reinstatement, production of evidence of insurability satisfactory to The prudential and payment of at least the amount required to bring the premium account up to zero on the first monthly date on which a scheduled premium is due after the date of reinstatement. Any contract debt under reduced paid-up insurance must be repaid with interest or carried over to the reinstated contract.

     The Prudential will treat the amount paid upon reinstatement as a premium. It will deduct the front-end charges, plus any charges in arrears, other than mortality charges, with interest. The contract fund of the reinstated Contract will, immediately upon reinstatement, be equal to this net premium payment, plus the cash surrender value of the Contract immediately before reinstatement, plus a refund of that part of the deferred sales and administrative charges which would be charged if the Contract were surrendered immediately after reinstatement. An adjustment will be made for any termination dividend paid at the time of lapse. The original Contract Date still controls for purposes of calculating any contingent deferred sales and administrative charges, and any termination dividends.

     The reinstatement will take effect as of the date the required proof of insurability and payment of the reinstatement amount have been received by The Prudential at its Home Office.

     The Prudential may agree to accept a lower amount than that described above. This lower amount must be at least the amount necessary to bring the contract fund after reinstatement up to the tabular contract fund, plus the estimated monthly charges for


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the next three months. The contract fund after reinstatement will be calculated in the same way as described above. In this case, the premium account after reinstatement will be negative, so payment of future scheduled premiums does not guarantee that the contract will not lapse at some time in the future.

     There is an alternative to this reinstatement procedure that applies only if reinstatement is requested within three months after the contract went into default. In such a case evidence of insurability will not be required and the amount of the required payment will be the lesser of the unpaid scheduled premiums and the amount necessary to make the contract fund equal to the tabular contract fund on the third Monthly Date following the date on which the Contract went into default.

     E. REPAYMENT OF LOAN

     A loan made under the Contract may be repaid with an amount equal to the monies borrowed plus interest which accrues daily, either at a fixed annual rate of 5-1/2% or, if a contract owner has elected to have a variable loan interest rate applicable to loans made under the Contract, at the variable loan interest rate then applicable to the loan.

     When a loan is made, The Prudential will transfer an amount equal to the contract loan from the investment option(s). Under the fixed-rate contract loan provision, the amount of contract fund attributable to the outstanding contract loan will be credited with interest at an annual rate of 4%, and The Prudential thus will realize the difference between that rate and the fixed loan interest rate, which will be used to cover the loan investment expenses, income taxes, if any, and processing


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costs. If an owner so desires, the owner may elect to have a variable loan interest rate apply to the contract loans, if any, that he or she may make. If this election is made:

     1. Interest on the loan will accrue daily at an annual rate The Prudential determines at the start of each contract year (instead of at a fixed rate), as described in the prospectus.

     2. While a loan is outstanding, the amount of the contract fund attributable to the outstanding contract loan will be credited with interest at a rate which is less than the loan interest rate for the contract year by 1% (instead of 4%).

     Upon repayment of Contract debt, the loan portion of the payment (i.e., not the interest) will be added to the investment option(s). Amounts originally borrowed from the fixed-rate option will be allocated to the fixed-rate option, and the rest will be allocated among the variable investment option(s) in proportion to the amounts in each variable investment option attributable to the Contract as of the date of repayment.

II. TRANSFERS

     The Prudential Variable Appreciable Account ("Account") currently has twelve subaccounts, each of which is invested in shares of a corresponding portfolio of The Prudential Series Fund, Inc. ("Fund"), which is registered under the 1940 Act as an open-end diversified management investment company. In addition, a fixed-rate option and Real Property Account are available for


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investment by contract owners. Provided the Contract is not in default or is in force as variable reduced paid-up insurance, the owner may, up to four times in each contract year, transfer amounts from one subaccount to another subaccount, to the fixed-rate option, or to the Real Property Account without charge. All or a portion of the amount credited to a subaccount may be transferred.

     In addition, the entire amount of the contract fund may be transferred to the fixed-rate option at any time during the first two contract years. A contract owner who wishes to convert his or her variable contract to a fixed-benefit contract in this manner must request a complete transfer of funds to the fixed-rate option and should also change his or her allocation instructions regarding any future premiums.

     Transfers among subaccounts will take effect at the end of the valuation period during which a proper written request or authorized telephone request is received at a Prudential Home Office. The request may be in terms of dollars, such as a request to transfer $10,000 from one account to another, or may be in terms of a percentage reallocation among subaccounts. In the latter case, as with premium reallocations, the percentages must be in whole numbers.

     Transfers from either the fixed-rate option or the Real Property Account to other investment options are currently permitted only once each contract year and only during the thirty-day period beginning on the contract anniversary. The maximum amount which may currently be transferred out of the


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fixed-rate option each year is the greater of: (a) 25% of the amount in the fixed-rate option, and (b) $1,000. The maximum amount which may currently be transferred out of the Real Property Account each year is the greater of: (a) 50% of the amount in the Real Property Account, and (b) $10,000. Such transfer requests received prior to the contract anniversary will be effected on the contract anniversary. Transfer requests received within the thirty-day period beginning on the contract anniversary will be effected as of the end of the valuation period during which the request is received. These limits are subject to change in the future.

III. "REDEMTION" PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

     A. SURRENDER FOR CASH SURRENDER VALUE

     If the insured party under a Contract is alive, The Prudential will pay, within seven days, the Contract's cash surrender value as of the date of receipt at its Home Office of the Contract and a signed request for surrender. The Contract's cash surrender value is computed as follows:

     1. If the Contract is not in default: The cash surrender value is the contract fund, minus any surrender charge, consisting of a deferred sales charge and a deferred administrative charge, minus any contract debt, plus any termination dividend.

     The deferred sales charge and deferred administrative charge are described in the prospectus. The deferred administrative charge is designed to recover the administrative expenses, such


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as underwriting expenses, incurred in connection with the issuance of a
Contract. As a result, in the early months after issue, there may be no cash surrender value if only scheduled premiums are paid.

     2. If the Contract is in default during its days of grace, The Prudential will compute the cash surrender value as of the date the Contract went into default. It will adjust this value for any loan the owner took out or paid back or any premium payments or withdrawals made in the days of grace.

     3. If the Contract is in default beyond its days of grace, the cash surrender value as of any date will be either the value on the date of any extended insurance benefit then in force, or the value on that date of any fixed or variable reduced paid-up insurance benefit then in force, less any Contract debt.

     In lieu of the payment of the cash surrender value in a single sum upon surrender of a Contract, an election may be made by the owner to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Contract or, with the approval of The Prudential, a combination of options. An option is available only if the proceeds to be applied are $1,000 or more or would result in periodic payments of at least $20.00. The fixed-benefit settlement options are subject to the restrictions and limitations set forth in the Contract.

     B. PARTIAL SURRENDERS AND WITHDRAWAL OF EXCESS CASH SURRENDER VALUE

     An owner may surrender a Contract in part. Partial surrender involves splitting the Contract into two Contracts. One is surrendered for its cash surrender value; the other is


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continued in force on the same terms as the original Contract except that future scheduled premiums are reduced based upon the continued Contract's face amount and all values under the Contract are proportionately reduced based upon the reduction in the face amount of insurance. The Contract continued must have at least a minimum face amount of insurance, which will be stated in the contract and which will depend upon the face amount and premium schedule in effect at the time the partial surrender is requested.

     An alternative to surrender or partial surrender of a Contract is a withdrawal of cash surrender value without splitting the Contract into two Contracts. A withdrawal may be made only if the following conditions are satisfied. First, the amount withdrawn, plus the cash surrender value after withdrawal, may not be more than the cash surrender value before withdrawal. Second, the contract fund after the withdrawal must not be less than the tabular contract fund after the withdrawal. Third, the amount withdrawn must be at least $500 under a Form B Contract and at least $2,000 under a Form A Contract. An owner may make no more than four such withdrawals in a Contract year, and there is a fee of the lesser of $15 and 2% of the amount withdrawn for each such withdrawal. An amount withdrawn may not be repaid except as a premium subject to the Contract charges.

     Whenever a withdrawal is made, the death benefit payable will immediately be reduced by at least the amount of the withdrawal. This will not change the guaranteed minimum amount of insurance under a Form B Contract (i.e., the face amount) nor


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the amount of the scheduled premium that will be payable thereafter on such a
Contract. Under a Form A Contract, however, the resulting reduction in death benefit may require a reduction in the face amount. No withdrawal will be permitted under a Form A Contract if it would result in a new face amount less than a minimum face amount that will be stated in the contract. Any applicable deferred administrative and sales charges will be reduced in proportion to the reduction in face amount. The contract fund will be reduced by the sum of the cash withdrawn, the fee for the withdrawal and the reduction in the backload. An amount equal to the reduction in the contract fund will be withdrawn from the investment options. In addition, the amount of each of the scheduled premiums due thereafter will be reduced to reflect the lower face amount of insurance.

     C. DEATH CLAIMS

     The Prudential will pay a death benefit to the beneficiary within seven days after receipt at its Service Office of due proof of death of the Insured and all other requirements necessary to make payment. State Insurance laws impose various requirements, such as receipt of a tax waiver, before payment of the death benefit may be made. In addition, payment of the death benefit is subject to the provisions of the Contract regarding suicide and incontestability. In the event The Prudential should contest the validity of a death claim, an amount up to the portion of the contract fund in the variable investment options will be withdrawn, if appropriate, and held in The Prudential's general account.


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     The following describes the death benefit if the Contract is not in default past its days of grace. The death benefit under a Form A Contract is the face amount less any contract debt. The death benefit under a Form B Contract is the face amount, plus any excess of the contract fund over the tabular contract fund, less any contract debt. There may be an additional amount payable from an extra benefit added to the Contract by rider. Tabular contract funds on Contract anniversaries are shown in the contract data pages. Tabular contract funds at intermediate times can be obtained by interpolation.

     If the contract fund grows to exceed the net single premium at the insured's attained age for the death benefit described above, the death benefit will be the contract fund, divided by such net single premium, adjusted for any contract debt and any extra benefits in the same manner as above.

     The proceeds payable on death also will include interest (at a rate determined by The Prudential from time to time) from the date that the death benefit is computed (the date of death) until the date of payment.

     The Prudential will make payment of the death benefit out of its general account, and will transfer assets, if appropriate, from the Account and/or the Real Property Account to the general account in an amount up to the tartion of the contract fund held in those accounts.

     In lieu of payment of the death benefit in a single sum, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in


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the Contract or, with the approval of The Prudential, a combination of options.
The election may be made by the owner during the Insured's lifetime, or, at death, by the beneficiary. An option in effect at death may not be changed to another form of benefit after death. An option is available only if the proceeds to be applied are $1,000 or more or would result in periodic payments of at least $20.00. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the Contract.

     D. DEFAULT AND OPTIONS ON LAPSE

     The Contract is in default on any Monthly Date on which the premium account is less than zero AND the contract fund is less than an amount which will grow at the assumed net rate of return to the tabular contract fund applicable on the next Monthly Date. Monthly Dates occur on the Contract Date and in each later month on the same day of the month as the Contract Date. The Contract provides for a grace period commencing on the Monthly Date on which the Contract goes into default and extending at least 61 days after the mailing date of the notice of default. The insurance coverage continues in force during the grace period, but if the Insured dies during the grace period, any charges due during the grace period are deducted from the amount payable to the beneficiary.

     Except for Contracts issued on certain insureds in high risk rating classes, a lapsed Contract will normally provide extended term insurance at expiration of the grace period. The death benefit of the extended term insurance is equal to the death


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benefit of the Contract (excluding riders) as of the date of default, less any
Contract debt. The extended term insurance will continue for a length of time that depends on the cash surrender value on the date of default, the amount of insurance, and the age and sex of the insured. However, extended term insurance may be exchanged, if the contract owner so elects, for fixed or variable reduced paid-up insurance within three months of the date of default. The face amount of the reduced paid-up insurance will depend on the cash surrender value on the date of default, and the age and sex of the insured. Variable reduced paid-up is only available if the amount of such insurance is at least $5,000, and if the insured is not in a high risk rating class.

     Contracts issued on the above-mentioned high risk insureds will be converted to fixed reduced paid-up whole-life insurance at expiration of the grace period.

     If the amount of variable reduced paid-up (VRPU) is at least equal to the amount of extended term insurance, and VRPU is available, then VRPU will be the automatic option on lapse.

     E. LOANS

     The Contract provides that an owner, if the Contract is not in default beyond the grace period, may take out a loan at any time a loan value is available. The Contract also provides for a option for fixed or variable reduced paid-up insurance, but not if it is in effect as extended term insurance. The owner may loan value if the Contract is in effect under the contract value borrow money on completion of a form satisfactory to The


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Prudential. The Contract is the only security for the loan. Disbursement of the amount of the loan will be made within seven days of receipt of the form at The Prudential's Home Office. The investment options will be debited in the amount of the loan on the date the form is received. The percentage of the loan withdrawn from each investment option will normally be equal to the percentage of the value of such assets held in the investment option. An owner may borrow up to the Contract's full loan value. The loan provision is described in the prospectus.

     A loan does not affect the amount of scheduled premiums due. When a loan is made, the contract fund is not reduced, but the value of the assets relating to the Contract held in the investment option(s) is reduced. Accordingly, the daily changes in the cash surrender value will be different from what they would have been had no loan been taken. Cash surrender values (and the death benefit under a Form B Contract) are thus permanently affected by any Contract debt, whether or not repaid.

     The guaranteed minimum death benefit is not affected by Contract debt if premiums are duly paid. However, on settlement the amount of any Contract debt is subtracted from the insurance proceeds. If Contract debt ever becomes equal to or more than what the cash surrender value would be if there was no Contract debt, all the Contract's benefits will end 61 days after notice is mailed to the owner and any known assignee, unless payment of an amount sufficient to end the default is made within that period.


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     F. KEY EMPLOYEE RIDER

     Many life insurance companies offer fixed-benefit "key person" insurance policies. Those policies enable an employer to purchase life insurance payable to the employer upon the death of an important or "key" employee whose death would constitute a financial disadvantage to the employer. Such policies often permit the owner the right to change the person insured under the policy, a right often exercised when the original insured terminates his or her employment with the company and is replaced by another person.

     If permitted by the insurance laws of the state in which the Contract is issued, a rider to the Contract is available, referred to herein as the "key person" rider, that allows the owner the option to continue the Contract in force on the life of a different insured, subject to certain conditions. This rider is primarily offered to corporate and non-corporate employers who own or may purchase a Contract issued on the life of a key employee. The rider may be included at the time the original Contract is issued or added after issue. If the Contract includes this rider, the owner will be able to continue the Contract in force on the life of a different key employee. Thus, the rider provides employers with a way to purchase the Contract on the life of a key employee that may continue in force in an appropriately modified form on the life of a new employee when the original insured leaves the owner's employment. The revised Contract will have new scheduled premiums and certain other revised specifications, which will be set forth in a new Contract


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document. An Owner 5 exercise of the option provided by the key person rider could be viewed as an exchange of the existing Contract for a new Contract. The Contract prior to the owner's exercise of the option to change insureds will be referred to as the "original Contract". The Contract in force after the exchange is effected will be referred to as the "new Contract."

     An Owner's exercise of the right granted by the key person rider is subject to several conditions. These conditions include but are not limited to the following: (i) the new insured must have been alive as of the original Contract Date (i.e., the date the Contract was issued) and must be less than 70 years old as of the date of the proposed change of insureds; (ii) the new insured must satisfy The Prudential's underwriting requirements; (iii) the owner of the new Contract must remain the same as the owner of the original Contract and that owner must have an insurable interest in the new insured's life; and (iv) The Prudential must not be waiving any premiums under the Contract pursuant to a rider that waives premiums in the event of disability.

     The specifications of the new Contract will be determined as follows: The Contract Date will remain the same as that of the original Contract. The face amount of the new Contract will generally be the amount requested by the owner in the application to effect the change of insureds, except that it cannot be more than the face amount of the original Contract. The contract fund of the original Contract will become the initial contract fund of the new Contract. The premiums for the new Contract will be


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based on The Prudential's rates in force on the date of the change for the new insured's rating class. The old Contract's premium account will become the premium account of the new Contract. If the contract fund and premium account are such that the new Contract would be in default on the date that the new Contract is to go in effect, The Prudential will require payment of a premium sufficient to bring the Contract out of default. If the original Contract has contract debt due to an outstanding loan, the contract debt may be transferred to the new Contract unless that debt would exceed the new Contract's loan value, in which case the excess contract debt must be paid off.

     Upon the exchange of the original Contract for the new Contract, neither the contingent deferred sales charge nor the contingent deferred administrative charge is assessed. If the new Contract is subsequently surrendered, however, the Contract's cash surrender value will be determined by using the greater of the surrender charges that would apply under the original or the new Contract. Thus, with respect to the contingent deferred administrative charge, the amount of this charge upon surrender of the new Contract will be determined on the basis of the face amount of the original Contract since the face amount cannot be increased upon exercise of the right to change insureds. The original Contract Date, however, will govern for purposes of determining whether this charge will be reduced or eliminated for persistency.


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     With respect to the contingent deferred sales load, the amount of this charge can be increased following exercise of the option granted by the key person rider because the scheduled premiums on the new Contract can be higher than the scheduled premiums on the original Contract due to the replacement of the original insured with an insured of an older issue age. If this is so, the contingent deferred sales load will be calculated as if the Contract had originally been issued on the life of the new insured. The original Contract Date will control for purposes of calculating the reduction in the contingent deferred sales charge for persistency.

IV. CASH ADJUSTMENT UPON EXCHANGE OF CONTRACT

     As described previously, at any time during the first 24 months after a Contract is issued, so long as the Contract is not in default, the Owner may transfer all amounts in the variable investment options into the fixed-rate option. This option is provided in lieu of the option to exchange to a comparable fixed-benefit life insurance combined.


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